UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of April 2003

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No     X

Equity Investment in a Consolidated Subsidiary

We hereby inform you that the board of directors of KT Corporation (NYSE symbol: KTC) resolved to make an equity investment in KT Freetel Corporation (“KT Freetel”), a 42.68%-owned consolidated subsidiary of KT Corporation. Details are as follows:

1.	Type of securities invested: common share of KT Freetel.

2.	Total amount of investment: Won 100 billion (approximately 4 million shares at current market price).

3.	Purchase period: From April 14, 2003 to October 14, 2003.

4.	Date of board resolution: April 10, 2003.

5.	Others: number of shares to be purchased may be changed, depending on the market price of KT Freetel shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 14, 2003

KT Corporation

By:	/s/ Wha Joon Cho
Name: Wha Joon Cho Title: Managing Director